                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of September, 2003


                        Commission File Number 000-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)
                                 Not Applicable
                 (Translation of registrant's name into English)


                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)
                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F   X   Form 40-F
                                   -----           -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                               Yes       No   X
                                   -----    -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      ST ASSEMBLY TEST SERVICES LTD
                                      By:


                                      /s/ Tan Lay Koon
                                      ------------------------------------------
                                      Name : Tan Lay Koon
                                      Title: President & Chief Executive Officer
                                      Date : 9 September, 2003

FOR IMMEDIATE RELEASE


CORPORATE RELEASE


                STATS SUBSCRIBES TO ADDITIONAL SHARES IN WINSTEK

   PROCEEDS FROM EQUITY OFFERING WILL ENABLE WINSTEK TO SUPPORT THE GROWTH OF
                                  ITS BUSINESS

SINGAPORE AND MILPITAS, CALIFORNIA, SEPTEMBER 5, 2003 - ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced that it is increasing its shareholding in Winstek Semiconductor Corporation ("Winstek").

Winstek will raise additional funds through an equity offering to its current shareholders. Through a subscription of additional shares, which would amount to approximately US$12 million, STATS will increase its shareholding in Winstek to 55% of Winstek's total issued shares. Completion of the transactions for the investment is scheduled for end of 2003. Winstek will use proceeds from the equity offering for capital expenditure and general corporate purposes.

Winstek offers an integrated range of services including wafer probe, final test, turnkey and drop shipment services in Taiwan. With capabilities to test optical, mixed signal, digital and radio frequency (RF) devices, Winstek operates a 220,000 sq.ft plant in Chiung Lin, Hsin-chu Hsien, Tawian. Recently, Winstek signed a strategic alliance agreement with Orient Semiconductor Electronics Ltd, a leading Taiwanese assembly company to jointly offer full turnkey assembly and test services to the local semiconductor market.

Taiwan, home to the world's two largest foundries and the second largest semiconductor IC design base in the world, has become an important market for STATS with its growing mixed signal market.

"In a short two years, Winstek has positioned itself as a leading mixed signal test house supporting the foundries and leading design houses in Taiwan. Its revenue has more than trebled since the fourth quarter of 2001. Through Winstek, STATS is fully committed to continuing its offering of test and assembly solutions to our customers in Taiwan," said Tan Lay Koon, STATS President and Chief Executive Officer.

ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, China and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com

Certain of the statements in this press release including statements regarding industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated 31 March 2003. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS :

Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations / Corporate Communications        Senior Communications Executive
Tel : (65) 6824 1738, Fax : (65) 6822 8887                    Tel : (65) 6824 1291, Fax : (65) 6822 7831
email : angelaine@stats.st.com.sg                             email: khorhweeeng@stats.st.com.sg


US CONTACTS :

Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652                    Tel : (208) 939 3104, Fax : (208) 939 4817
email : daviesd@statsus.com                                   email : lavinl@statsus.com